UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RLJ Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

74965F104

(CUSIP Number)

May 20, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Peter Edwards
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of	(5) Sole voting power 721,812
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 1,979,337
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,979,337
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.85%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) relates to shares of Common Stock, par value $0.001 (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Issuer”), and is being filed on behalf of Peter Edwards, an individual (the “Reporting Person”). All shares of Common Stock reported in this Schedule 13G are held by Mr. Edwards.

Item 1(a) Name of Issuer.

RLJ Entertainment, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices.

8515 Georgia Avenue, Suite 650

Silver Spring, Maryland 20910

Item 2(a) Name of Person Filing.

Peter Edwards

Item 2(b) Address of Principal Business Office, or, if none, Residence.

7400 Meadow Lane

Chevy Chase, MD 20815.

Item 2(c) Citizenship or Place of Organization.

Mr. Edwards is an United States citizen.

Item 2(d)Title of Class of Securities.

Common Stock, par value $0.001 (the “Common Stock”).

Item 2(e)CUSIP Number.

74965F104

Item 3 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   ¨ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ¨ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   ¨ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ¨ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)   ¨ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)   ¨ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)   ¨ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ¨ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)   ¨ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)   ¨ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4Ownership.

(a)

Mr. Edwards may be deemed the beneficial owners of 1,979,337 shares of Common Stock, which consists of 721,812 shares of Common Stock, warrants exercisable to purchase 607,525 shares of Common Stock at an exercise price of $12, warrants exercisable to purchase 150,000 shares of Common Stock at an exercise price of $1.50 and Series B-2 Convertible Preferred Stock which can be converted into 500,000 shares of Common Stock at an exercise price of $1.00.

(b)

Mr. Edwards may be deemed the beneficial owners of 12.85% of the outstanding Common Stock. This percentage was calculated based upon the sum of (A) 14,151,519 shares of Common Stock outstanding and (B) 1,257,525 shares of Common Stock issuable to Mr. Edwards upon the exercise of warrants and the conversion of preferred stock.

(c)	Mr. Edwards has the sole power to vote 721,812 shares of Common Stock and has the sole power to dispose of 1,979,337 shares of Common Stock.

Item 5Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8Identification and Classification of Members of the Group.

Inapplicable.

Item 9Notice of Dissolution of Group.

Inapplicable.

Item 10Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G

CUSIP No.	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

/s/ Peter Edwards

Peter Edwards